May 21, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

Digagogo Ventures Corp.

Item 4.01 Form 8-K

Filed May 10, 2012

File No. 333-166494

To Whom It May Concern:

Digagogo Ventures Corp. (“Digagogo”) is in receipt of your letter dated May 14, 2012 with comments to the Current Report on Form 8-K filed on May 10, 2012.  In your letter, you requested that Digagogo amend our filing and respond by Monday, May 21, 2012 or advise you when we plan to respond.

Digagogo has been unable to complete the responses to your comments during this timeframe, but per the conversation our attorney had with Joe Cascarano, your Staff Accountant, Digagogo anticipates it will have its Current Report on Form 8-K/A filed by Wednesday, May 23, 2012.  We thank you for your patience.

Very truly yours,

Digagogo Ventures Corp.

/s/ Nehru Chomatil

Nehru Chomatil, CEO